SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of FEBRUARY , 2004.
                                          ---------  ----

                              IMA EXPLORATION INC.
                   -------------------------------------------
                 (Translation of registrant's name into English)

  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F    X      Form 40-F
                                 ---------              ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


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Indicate by check mark whether by furnishing the  information  contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes               No     X
                         ---------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA Exploration Inc.
                                           (Registrant)

Date   February 20, 2004                    By  /s/ William Lee
     ------------------------------        -------------------------------------
                                           (Signature)



William Lee, Director and Chief Financial Officer
---------------------------------------------------------------------
1 Print the name and title of the signing officer under his signature.

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                                      - 1 -


                                 BC FORM 53-901F

                                    (FORM 27)

                                 Securities Act

                             MATERIAL CHANGE REPORT

              Section 85(1) of the Securities Act, British Columbia
                          (the "British Columbia Act")
        Section 118(1) of the Securities Act, Alberta (the "Alberta Act")
        Section 75(2) of the Securities Act, Ontario (the "Ontario Act")


1.   REPORTING ISSUER

     The full name of the Issuer is IMA Exploration Inc. (the "Issuer"). The address and telephone number of the principal office in Canada of the Issuer is as follows:

     #709 - 837 West Hastings Street
     Vancouver, BC
     V6C 3N6
     Phone:  (604) 687-1828

2.   DATE OF MATERIAL CHANGE

     February 20, 2004

3.   PRESS RELEASE

     A press release dated February 20, 2004, a copy of which is attached, was released through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Alberta and Ontario Securities Commissions.

4.   SUMMARY OF MATERIAL CHANGE(S)

     Please see attached press release for details.

5.   FULL DESCRIPTION OF MATERIAL CHANGE

     Please see attached press release for full details.

6. RELIANCE ON SECTION 85(2) OF THE BRITISH COLUMBIA ACT, SECTION 118(2) OF THE ALBERTA ACT AND SECTION 75(3) OF THE ONTARIO ACT

     Not Applicable




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                                      - 2 -

7.   OMITTED INFORMATION

     Not Applicable

8.   SENIOR OFFICER

     The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

     William Lee
     Chief Financial Officer
     Phone:  (604) 687-1828

9.   STATEMENT OF SENIOR OFFICER

     The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, British Columbia, this 20th day of February, 2004.




                                            /s/ William Lee
                                            ------------------------------------
                                            William Lee, Chief Financial Officer

                              IMA EXPLORATION INC.

                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

               TSX Venture Exchange: IMR  OTC Bulletin Board: IMXPF
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

--------------------------------------------------------------------------------

NEWS RELEASE                                                   FEBRUARY 20, 2004

               IMA'S DRILLING CONTINUES TO EXPAND SILVER DISCOVERY
                                   AT NAVIDAD

IMA Exploration Inc. is pleased to announce results from drill holes 15 to 20 at the Company's 100% owned Navidad silver discovery. Holes 15 to 20 were all drilled in the Galena Hill area of the Navidad Project where drilling is currently testing the zone between Navidad and Galena Hills. Highlights of these holes include 113.5 g/t silver over 69.1m in hole 15 and 100.3 g/t silver over 66.5m in hole 19.

The Company's Geologists are very encouraged by the continuity and grade of the drill results to date, which continues to expand the size of the mineralized body at Navidad. Crews are currently drilling hole 35, 14 holes are in various stages of analysis and results will be announced frequently over the next several weeks. IMA has completed approximately 6,000m of the planned 8,500m program; the results to date pertain to the first 3,340m.

Updated summaries of drill hole locations and results to date are available on IMA's website (www.imaexploration.com), as is a summary of the Company's rigorous quality-control and quality-assurance procedures. Dr. Paul Lhotka is IMA's "Qualified Person" at the Navidad project and has overseen all aspects of the current program.

TECHNICAL SUMMARY

Drill holes NV04-15 and 16 were drilled on section 51,160E, extending the tested width to approximately 450m. NV04-15 extended the mineralization found in holes NV03-03, 04 and 05 approximately 100m towards grid north and returned 69.1m of
113.5 g/t silver and 1.46% lead including 8.5m of 461.7 g/t silver and 6.54% lead. This interval spans the lowermost portions of the mudstone unit and upper portions of the underlying volcanic rocks.

Holes NV04-17, 18, and 19 were drilled on section 51,000E and form a fence which when complete (including holes 14, 21, 22, and 23) will test a total width of approximately 700m. NV04-19 returned the best intersection from these new holes with 66.5m of 100.3 g/t silver and 2.74% lead including 8.4m of 177.4 g/t silver and 4.22% lead.

Drill holes NV04-15 through 20 and previous holes at Galena Hill have all intersected a similar stratigraphic sequence which includes, from lower to uppermost: an unmineralized basal sequence of hematitic volcaniclastic rocks; mineralized brecciated andesitic volcanic rocks; mudstones which often contain strataform silver-lead-zinc mineralization; and thinly bedded limestone which caps the stratigraphic sequence. Although the stratigraphic sequence is very consistent, the thicknesses of individual units are highly variable and suggest an environment of syn-depositional normal faulting. This environment of extensional tectonism and basin formation is typical of syn-volcanic and syn-sedimentary VMS (volcanogenic massive sulphide) deposits.

NV04-20 was drilled on section 50,800E and encountered a dramatically thinner stratigraphic section and topographically higher basement than in previous holes. It is interpreted that this hole was drilled in a restricted area of higher basement paleotopography.

Indications are emerging of lateral facies changes in stratigraphy and zoning of mineralization at Galena Hill. The southwestern flank of the hill is characterized by lower silver to lead ratios (holes NV04-12, 16, 17 and 18) likely indication a more distal portion of the hydrothermal system. This mineralization is a mix of synvolcanic and synsedimentary stratiform and replacement mineralization. Mudstones overlying the mineralized volcanics thicken towards the southwest. Towards the central part of Galena Hill the mineralization is higher grade and has higher silver to lead ratios. Mineralization extends from near surface to depths in excess of 100m and is predominantly synvolcanic replacement style (NV03-04, 05 and NV04-14 and 19). Highest silver grades are associated with increased copper grades and variable lead grades (NV04-13 and 14).

In addition to ongoing drilling, IMA has completed an additional 15.5 line kilometres of pole-dipole IP (induced polarization) geophysics. In general, the pole-dipole IP correlates well with the gradient IP previously completed, however it gives greater detail and allows inverted sections to be produced that have been successfully used to guide drilling to date. Pole-dipole IP shows highly elevated chargeability values (15 to 40 mV/V) in the Galena Hill area and moderately elevated values (7.5 to 15 mV/V) over a much larger area (1.8 x 1.4 km) between Galena and Navidad Hills and in the covered valley to the west. All IP geophysics has been performed by Quantec Geoscience Argentina S.A.


               TOTAL        HOST                            COMPOSITE         g/t         %           %          %
DRILLHOLE     LENGTH      LITHOLOGY     FROM         TO       LENGTH         SILVER     COPPER      LEAD        ZINC
             (metres)                 (metres)    (metres)   (metres)        (LWA)       (LWA)      (LWA)       (LWA)

NV03-15         139.6       mixed       46.55      115.65      69.10         113.5       0.02       1.46        0.13
including                   mixed       47.05       55.55       8.50         461.7       0.08       6.54        0.49

NV03-16         250.5     volcanic      63.45       72.45       9.00          34.2       0.00       2.47        0.07

NV03-17         164.2       mixed       21.20       40.20      19.00          96.7       0.01       7.79        0.70
including                 volcanic      30.20       40.20      10.00         161.6       0.02      12.98        0.42

NV03-18         274.7     volcanic     232.00      244.00      12.00          70.1       0.06       0.40        0.01

NV03-19         190.0     volcanic      24.00       90.50      66.50         100.3       0.00       2.74        0.14
including                 volcanic      25.10       37.10      12.00         165.2       0.02       3.20        0.34
including                 volcanic      49.35       57.75       8.40         177.4       0.02       4.22        0.14
including                 volcanic      74.00       81.55       7.55         174.0       0.00       4.69        0.11

NV03-20          70.9     volcanic      35.50       40.60       5.10          54.8       0.02       1.82        0.03

Notes:
1.   All length weighted averages (LWA) are "uncut".
2. A complete list of all results and collar locations to date is available on IMA's website (www.imaexploration.com).

ON BEHALF OF THE BOARD

/s/ Joseph Grosso
----------------------------------
Mr. Joseph Grosso, President & CEO

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Cautionary Note to US Investors:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                   2004 Number 7


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